Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

January 23, 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

An extract of AEGON’s Analyst & Investor presentation by Jan Nooitgedagt, dated November 10, 2011, is included as an exhibit and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: January 23, 2012	By	/s/ E. Lagendijk

E. Lagendijk
Executive Vice President and
General Counsel